UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.  Form
4 or Form 5 obligations may continue.  See Instruction 1(b).

1.  Name and Address of Reporting Person

    William Ehrman
    150 Park Avenue, 11th Floor
    New York, New York  10022

2.  Issuer Name and Ticker or Trading Symbol

    AEP Industries, Inc.
    AEPI

3.  IRS Number of Reporting Person (Voluntary)

4.  Statement for Month/Year

    5/01

5.  If Amendment, Date of Original (Month/Year)

    6/01
6. Relationship of Reporting Person(s)to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)


7.  Individual or Joint/Group Filing (check Applicable Line)

          Form filed by One Reporting Person
      X   Form filed by More than One Reporting Person

                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________

   Common Stock                                                                               0       D
   Common Stock
   Common Stock                                          (See attached Schedule A)      2,004,496     I               (1)


                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|


|  8. Price of          | 9. Number of      | 10. Ownership     | 11. Nature of   |
|     Derivative        |    derivative     |     Form of       |     Indirect    |
|     Security          |    Securities     |     Derivative    |     Beneficial  |
|     (Instr. 5)        |    Benefi-        |     Security      |     Ownership   |
|                       |    cially         |     Direct (D)    |     (Instr. 4)  |
|                       |    Owned at       |     or Indirect   |                 |


                             2




|                       |    End of         |     (I) (Instr.   |                 |
|                       |    Month          |     4)            |                 |
|                       |    (Instr. 4)     |                   |                 |
|_______________________|___________________|___________________|_________________|


Explanation of Responses:

* The Reporting Persons may be deemed to be a member of a group holding equity securities of the Issuer. The filing of this report shall not be deemed to be an admission that the Reporting Person is a member of such a group.

(1) The securities to which this note relates are held by partnerships of which EGS Management, L.L.C. ("EGS Management") is the general partner. The undersigned are the managing members of EGS Management. In accordance with Instruction 4(b)(iv) the entire amount of the Issuer's securities held by the partnerships is reported herein.
      The undersigned disclaim beneficial ownership of the securities to which this note relates, except as to the undersigneds' respective proportionate interest in portfolio securities held by the patnerships.

Signature of Reporting Persons:

/s/ William Ehrman
__________________________
    William Ehrman


/s/ Julia Oliver
__________________________
    Julia Oliver


/s/ Jonas Gestl
__________________________
    Jonas Gestl


/s/ Clifford Murray
__________________________
    Clifford Murray

Date: June 8, 2001

**    Intentional misstatements or omissions of facts constitute
      Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
      78ff(a).

                 JOINT FILER INFORMATION (1)(2)


Name:  Julia Oliver, Jonas Gestl, and Clifford Murray

Address:   c/o EGS Management, L.L.C., 150 Park Avenue,
           11th Floor, New York, New York  10022

Designated Filer:  William Ehrman

Issuer and Ticker Symbol:  AEP Industries, Inc. ("AEPI")

Date of Event Requiring Statement:  May 2001

                           SCHEDULE A

TRADE DATE    TRANSACTION TYPE        QUANTITY    PRICE PER SHARE

5/1/01             BUY                   1,300            52.85
5/1/01             BUY                     700            52.60
5/1/01             BUY                   1,520            52.89
5/2/01             BUY                     500            53.08
5/2/01             BUY                     300            53.21
5/3/01             BUY                     920            53.54
5/3/01             BUY                     100            53.27
5/3/01             BUY                     700            53.63
5/4/01             BUY                   1,800            54.23
5/4/01             BUY                   2,300            54.29
5/4/01             BUY                   5,200            53.92
5/7/01             BUY                   1,900            55.29
5/7/01             BUY                   5,300            55.20
5/7/01             BUY                   2,300            55.17
5/8/01             BUY                   4,000            55.01
5/8/01             BUY                   1,500            55.17
5/8/01             BUY                     100            54.90
5/9/01             BUY                     200            54.66
5/9/01             BUY                   3,200            54.97
5/9/01             BUY                     500            55.00
5/10/01            BUY                     100            54.80
5/10/01            BUY                   2,600            54.66
5/10/01            BUY                   6,600            54.63
5/11/01            BUY                   5,920            54.81
5/11/01            BUY                     300            54.28
5/11/01            BUY                   1,800            54.47
5/14/01            BUY                     400            55.63
5/14/01            BUY                   1,300            55.34
5/15/01            BUY                     700            56.16
5/15/01            BUY                   1,193            56.23
5/16/01            BUY                   2,500            56.87
5/16/01            BUY                   5,500            57.33
5/17/01            BUY                     100            58.45
5/31/01            BUY                   2,800            58.64
5/31/01            BUY                     600            58.82














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